Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-183316
Dated July 28, 2014

Issuer Free Writing Prospectus

This free writing prospectus is being furnished on behalf of Ceragon Networks Ltd. (the “Company”).

The Company has filed a registration statement (including a prospectus) on Form F-3 (No. 333-183316) with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on September 19, 2012 (the “Registration Statement”), for the offering to which this communication relates.  Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov or by visiting the Company’s website at http://www.ceragon.com.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by directing your written or telephone requests to: Ceragon Networks, Inc., 10 Forest Avenue, Paramus, New Jersey 07652, (201) 845-6955.

Operator

Good day, everyone.  Welcome to the Ceragon Networks Limited Second Quarter 2014 Results conference call.

Today’s call is being recorded and will be hosted by Mr. Ira Palti, President and CEO of Ceragon Networks; and Mr. Aviram Steinhart, CFO of Ceragon.

Today’s call will include statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are  subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; risks associated with the ability of Ceragon to successfully complete its announced follow on public offering; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities;  and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Please note, that since the Company is commencing a public offering of its shares today, it has been advised by counsel that, unlike its usual process, it is inappropriate to field questions during this call.

Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com will now turn the call over to Mr. Ira Palti, President and CEO of Ceragon.  Please go ahead, sir.

Ira Palti

President and CEO

Thank you for joining us today.  With me on the call is Aviram Steinhart, our CFO.

We are pleased to report that second quarter bookings showed a continuation of the strong trend that began in Q1.

Our bookings in the first half of 2014 support our belief that we will see a second-half pickup in revenues.  We believe this pickup will mark the beginning of a sustainable uptrend in revenues, followed by a return to profitability with substantial operating leverage.

This is based on 3 primary factors:  1) subscriber growth and expansion of data usage in emerging markets; 2) the acceleration and expansion of LTE deployments globally, and 3) the penetration of our new IP-20 platform.

We originally assumed the overall improvement in demand would be fairly gradual  . . . and we assumed that IP-20 would account for a significant proportion of bookings only in the second half of the year.  In both cases our assumptions were too conservative.  Our bookings in Q1 were 19% above the average quarterly bookings in 2013 and, in Q2, bookings were 30% above the quarterly average in 2013.   IP-20 represented 39% of total bookings during the first six months of 2014.

On the other hand, we expected three large projects to move faster than they are currently moving, which caused us to make different assumptions about the geographic mix of our revenue.  Aside from timing, the overall developments on these projects have been positive from our perspective.

During the first half of 2014, our three largest customers together, have generated more than $100 million in orders, with more orders already received in the second half of 2014. One of these customers is  a new customer during the last year.

With business picking up faster, with larger orders than we anticipated . . . we must focus on ensuring that we have the necessary working capital and financial flexibility in the short term  so that we don’t hamper our ability to respond to customers or have an issue with our loan covenants.  As a result, we are moving forward immediately to raise additional equity.

Now we have tangible evidence in the form of firm orders that the pickup is real.  Furthermore, we believe we are on the cusp of a multi-year investment cycle related to a technology inflection point.  LTE is driving the shift to all-IP networks with ultra-high capacity. We believe that we can take advantage of these technology inflection points to gain market share, so we are very focused on capitalizing on our current position with the IP-20 platform.

We completed the restructuring in Q4 and the full impact is reflected in our Q2 opex.  As revenues grow, opex should increase only modestly because we believe our current organization can support an increase in the quarterly revenue run-rate to   as much as $120M before we need to significantly ratchet up operating expenses.  Generating operating leverage is an important part of our story, and the long-term operating target remains the same – 35% gross margin and 10% operating profit.

Turning to the results of Q2, our revenues returned to the $90 million level, as expected, and we dealt successfully with the issues that caused the hiccup in Q1.  We completed the negotiation with our large African customer. They have reduced the size of the existing receivable balance and we were successful in getting improved terms for new business going forward. We believe that the relationship remains strong, and they are currently placing additional small orders.

We continued to ramp our production capabilities for the IP-20 platform during Q2 and more than doubled the number of links we could ship. With the increasing level of ongoing orders for IP-20, we will continue ramping manufacturing capacity during the second half.

Looking at Q2 by region, we saw a pickup in revenues in Africa.  As we have noted in the past, business in Africa tends to be lumpy . . . but we expect this region to be in an overall upward trend from both modernization and expansion projects.  Airtel – which is one of the three Tier 1 customers that I mentioned earlier -- serves 20 countries across both Asia and Africa and most of their current deployment is going on in Africa.

In Q2, we also saw another sequential increase from India, driven mainly by Reliance Jio, an operator that is attracting a lot of attention as they deploy a very large greenfield LTE network. We were selected as the primary vendor for this project.   We received our first order in Q4, followed by additional orders in Q1 and Q2.  Based on the information we have, we believe that we are supplying close to 80% of the links that have been ordered for this project so far.  We do not know if the split will remain 80/20, but we are confident that we will continue to supply the majority of the equipment for this project.

The other operators in India are beginning to move forward with their own modernization projects.  Our revenues from India in the second quarter reached $15.8 million, which is the highest level we’ve seen during the past two years.  We have been doing business in India for a very long time . . . and 6 of the 7 largest mobile operators are Ceragon customers.  With such a strong presence and a very positive reaction to our IP-20 platform, we expect to retain or even increase our market share as the Indian market continues to grow.

Latin America is likely to remain a source of substantial business – particularly in Brazil through Telefonica VIVO. Now that the World Cup is over, we expect to see orders from our key customers for network expansion projects leading up to the Olympic Games.

Even with more business in countries such as Peru, Colombia and Bolivia, Latin America is likely to be relatively flat compared to 2013, because of the shift away from Venezuela and Argentina, where doing business has become too difficult due to regulatory issues or currency problems.

Lastly, there are large projects pending in the developed markets – most notably Sprint in the U.S., Vimpelcom and Megafon in Russia and Vodafone in Western Europe. We believe that we are well-positioned to be a vendor.  For example, Sprint is looking for ultra-high capacity capabilities and our IP-20 platform can deliver 1Gig to each site in the air, whereas competitors can only achieve this using compression technology.  Aside from the large projects, we expect our business in North America to increase due to more business from alternative carriers, expansion of our existing customers’ networks, and growth from vertical markets.

We have been getting questions about China due to the much publicized LTE buildout led by China Mobile. We have a presence in China, our business is increasing there, and we expect to get our share going forward . . .  but it’s important to keep this opportunity in perspective.  Although China is a very large country with a huge population of mobile users, until very recently all backhaul has been done using fiber. Although laying fiber has become more difficult and there is a small amount of microwave in a few provinces, we expect most of it to be awarded to Chinese vendors.  So, realistically, this is not a big market opportunity currently, nor is it likely to become one in the near future.

A final point before I turn the call over to Aviram:

Our visibility is improving. During the last strong investment cycle a few years ago, it was not unusual to have a backlog that equaled about 2 quarters of revenue, even as quarterly revenue continued to grow.  After a few quarters of declining backlog, I’m pleased to say that our backlog is building again and we have returned to a backlog of about two quarters of revenues. . . but not to the extent that we need to be concerned about meeting customers’ delivery requirements.

I can also say that we have a larger number of opportunities in our current pipeline of potential business than during the last two years.  Also, today we have the scale and the global reach to address larger opportunities than we were able to during the last major investment cycle in our industry.  Now, I’d like to turn the call over to Aviram to discuss the financial details.

Aviram?

Aviram Steinhart

Chief Financial Officer

Thank you, Ira.

I will go through some of the details of our Q2 results and provide some comments on the outlook for the current quarter.

Our second quarter revenues were $90.4 million, slightly above the mid-point of our guidance range.

Our GAAP gross margin was 26.3%. Non-GAAP gross margin was 27.0%.  The sequential improvement in gross margin related to the higher revenue level but continued to reflect a geographic mix skewed toward India.  The non-GAAP figure excludes $300 thousand dollars of amortization of intangible assets, $200 thousand dollars of changes in pre-acquisition indirect tax positions, $40 thousand of restructuring related expenses, and $60 thousand dollars in stock-based compensation.

Second quarter GAAP operating expenses were $12.0 million. Non-GAAP operating expenses were $27.0 million, compared to $27.3 million in Q1, reflecting the full effect of our restructuring measures.    The non-GAAP operating expenses exclude $16.8 million of other income related to the Eltek settlement, $600 thousand of restructuring-related expenses, $200 thousand in amortization of intangibles, and $1.0 million of stock-based compensation.

On a GAAP basis, we reported operating income of $11.8 million. Our non-GAAP operating loss for the second quarter was ($2.6) million.

Finance expense in Q2 was $2.2million. Tax expense was about $1.6 million in the second quarter. Non-GAAP tax expense was $0.3 million, excluding $1.3 million of non-cash tax adjustments.

On a GAAP basis, we reported a net income in Q2 of $8.0 million, or $0.15 per share.

On a non-GAAP basis, we reported a net loss in Q2 of ($5.0) million, or ($0.10) per share.

The geographic breakout of revenues appears in the press release.  Revenues in both India and Africa showed large sequential increases, while revenues in the other regions were up more modestly.

We had two 10% customer in Q2 – one in Africa and one in India.

Our OEM sales accounted for about 7% of total revenue in Q2.

Turning to the balance sheet, trade receivables increased to $146 million from $130 million in Q1, putting DSO at 155 days.

At the end of Q1 we had $30.5 million in cash and we received approximately $15.2 million in cash from the Eltek settlement, net of the settlement related legal fees and Nera’s pre-acquisition guarantees forfeit, which increased our cash to about $45.7 million. We ended Q2 with $36.4 million, which means we used a little over $9 million during Q2.

As Ira said, we plan to add cash to the balance sheet through an equity offering.

Turning to the guidance, we expect revenues in the third quarter to range between $90 and $100 million.

With the improvement in revenues, we expect gross margin to improve in Q3 but it is unlikely to exceed 30% given that revenues will continue to be skewed toward India.

We believe we can exit the year at a quarterly run rate between $105M and $115m in revenues with improving gross margin.  It is difficult to predict the timing or magnitude of business from Tier 1 projects where final decisions are still pending, but we continue to assume a more favorable geographic mix and steadily improving manufacturing efficiencies for the new products in 2015.

Now I will turn the call back to Ira . . .

Ira,

As the operator mentioned in the beginning of this call, unfortunately, as the Company is commencing a public offering of its shares today, we have been advised by counsel that, unlike our usual process,  it is inappropriate for us to field questions during this call.  We look forward to continuing our normal dialogue with regard to our third quarter results.

THANK YOU!